Bingham McCutchen LLP
150 Federal Street
Boston, MA 02110

November 13, 2006

Via EDGAR & Facsimile 202-772-9217

Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549

Re:                             ActivBiotics, Inc.
Registration Statement on Form S-1
File No. 333-136593

Dear Mr. Riedler:

The undersigned, as Vice President and Chief Business Officer of ActivBiotics, Inc. (the “Company”), hereby informs the Securities and Exchange Commission (the “Commission”) that the Company has determined, due to market conditions, not to proceed with the offering of shares of its common stock as contemplated in its Registration Statement, as amended, on Form S-1 (File No. 333-136593) (the “Registration Statement”).  Therefore, the Company hereby requests, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), that the Commission consent to the withdrawal of the Registration Statement, together with all amendments and exhibits thereto.  This letter will serve to confirm on behalf of the Company that (i) no shares of common stock of the Company have been or will be issued or sold under the Registration Statement and (ii) the Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

If you have any questions or comments or require further information or documentation regarding the foregoing, please do not hesitate to call the undersigned at (781) 372-4800 or Julio E. Vega, Esq. or Meerie M. Joung, Esq. of Bingham McCutchen LLP, counsel to the Company, at (617) 951-8901 and (617) 951-8840, respectively.

Very truly yours,

/s/ GLENN M. KAZO
Glenn M. Kazo
Vice President and Chief Business Officer

cc:                                 Steven C. Gilman, ActivBiotics, Inc.
Melissa Packard, ActivBiotics, Inc.
Julio E. Vega, Esq., Bingham McCutchen LLP
Meerie M. Joung, Esq., Bingham McCutchen LLP
David E. Redlick, Esq., Wilmer Cutler Pickering Hale and Dorr LLP
Stephanie C. Evans, Esq., Wilmer Cutler Pickering Hale and Dorr LLP